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VIA EDGAR June 6, 2016 Mr. Nicholas P. Panos Special Senior Counsel U.S. Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549	OUR FILE NUMBER 880,925-0032 WRITER’S DIRECT DIAL (650) 473-2631 WRITER’S E-MAIL ADDRESS dmakarechian@omm.com

Re:	Ultratech, Inc.

Preliminary Proxy Statement on Schedule 14A Filed May 13, 2016

File No. 000-22248

Dear Mr. Panos:

On behalf of our client, Ultratech, Inc. (“Ultratech”), we are providing the following responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated May 20, 2016, with respect to the filing referenced above.

This letter and Amendment No.1 (“Amendment No. 1”) to the Preliminary Proxy Statement on Schedule 14A (File No. 000-22248) (the “proxy statement”), are being filed electronically via the EDGAR system today.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by Ultratech’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All references to page numbers in these responses are to the pages of Amendment No. 1, unless otherwise indicated.

Proposal 1: Election of Directors, page 10

1. Please confirm that in the event the Board identifies or nominates a substitute nominee prior to the annual meeting, the company will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve, if elected, and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

Response: Ultratech hereby confirms to the Staff that in the event the board of directors of Ultratech identifies or nominates a substitute nominee prior to the annual meeting, it will file an amended proxy statement with the additional disclosure noted in (1), (2) and (3) above. In Amendment No.1, Ultratech has (1) identified an additional nominee, Dr. Paramesh Gopi, (2) disclosed that Dr. Gopi has consented to being named in the revised proxy statement, and to serve, if elected, and (3) included disclosure required by Items 5(b) and 7 of Schedule 14A with respect to Dr. Gopi. In addition, Ultratech has disclosed in Amendment No. 1 that Mr. Joel F. Gemunder will not stand for re-election as a director at Ultratech’s 2016 annual meeting of stockholders.

2. Please advise us, with a view toward revised disclosure, whether or not each nominee has consented to being named in the proxy statement. See Rule 14a-4(d)(1) and (4).

Response: Each nominee has consented to be named in the proxy statement. Ultratech has also revised the disclosure on page 10 of the proxy statement to note that each of the nominees has provided his consent to being named therein.

Annual Report, page 55

3. Advise us, with a view towards revised disclosure, how Ultratech intends to comply with Rule 14a-3(b) given that the mailing of the Annual Report on Form 10-K appears to be conditioned upon the receipt of a written shareholder request for delivery.

Response: In compliance with Rule 14a-3(b), Ultratech intends to mail to its stockholders a copy of its Annual Report on Form 10-K to accompany the definitive proxy statement that will be mailed to stockholders for the 2016 annual meeting of stockholders. The disclosure on page 55 was not intended to suggest otherwise but was instead intended to satisfy the undertaking requirement of Rule 14a-3(b)(10), which requires a registrant to undertake to “provide without charge to each person solicited upon the written request of any such person, a copy of the registrant’s annual report on Form 10-K, including the financial statements and the financial statement schedules, required to be filed with the Commission pursuant to Rule 13a-1 under the Act for the registrant’s most recent fiscal year . . . .” (emphasis added). In response to the Staff’s comment, Ultratech has revised the disclosure on page 55 of the proxy statement to expressly state that Ultratech is mailing to its stockholders a copy of its 2015 Annual Report, which includes its Annual Report on Form 10-K for the year ended December 31, 2015.

Proxy Solicitation, page 55

4. Please revise to state the total amount of expenditures to date, as that amount is known. Please refer to Item 4(b)(4) of Schedule 14A.

Response: Ultratech has revised the disclosure on page 55 of the proxy statement to state the total amount of expenditures to date.

Form of White Proxy Card

5. We note the disclosure on page 26 that a stockholder granting a proxy confers discretionary authority on any other business as may properly come before the meeting. Please revise the disclosure on the form of proxy with respect to the intended use of discretionary authority so that it is consistent with the disclosure on page 26, conforms to the standard codified in Rule 14a-4(c)(1) and otherwise does not appear absolute.

Response: Ultratech has revised the form of the proxy so that it is consistent with the disclosure on page 26 and conforms with Rule 14a-4(c)(1).

“Tandy” Letter

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: In response to the Staff’s comment, Ultratech is providing the written statement acknowledging the above, which written statement is attached as an exhibit to this letter.

*          *          *

If you have any questions, please do not hesitate to contact the undersigned at (650) 473-2631 or dmakarechian@omm.com, or Paul S. Scrivano at (650) 566-2536 or pscrivano@omm.com.

Very truly yours,

/s/ David Makarechian

David Makarechian

cc:	Warren T. Lazarow, Esq., O’Melveny & Myers LLP

Paul S. Scrivano, Esq., O’Melveny & Myers LLP

Bruce R. Wright, Ultratech, Inc.

Ultratech, Inc.

3050 Zanker Road

San Jose, California 95134

VIA EDGAR

June 6, 2016

Mr. Nicholas P. Panos

Special Senior Counsel

U.S. Securities and Exchange Commission (the “Commission”)

Division of Corporation Finance

Washington, D.C. 20549

Re:	Ultratech, Inc. (the “company”)

Preliminary Proxy Statement on Schedule 14A Filed May 13, 2016

File No. 000-22248

Dear Mr. Panos:

In connection with the above captioned filing, the company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Ultratech, Inc.

By: /s/ Bruce R. Wright
Name: Bruce R. Wright
Title: Senior Vice President, Finance and Chief Financial Officer (Duly Authorized Officer and
Principal Financial and Accounting Officer)